UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          GREENS WORLDWIDE INCORPORATED
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    39540P109
                                 (CUSIP Number)

                          GREENS WORLDWIDE INCORPORATED
                           2111 E. HIGHLAND, STE. 210
                                PHOENIX, AZ 85016
                                 (602) 957-2777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 10, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 815688 10 6

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          ILX RESORTS INCORPORATED, ID NO. 86-0564171

      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]

      3.  SEC Use Only .........................................................

      4.  Source of Funds (See Instructions) BK

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

      6.  Citizenship or Place of Organization
          ILX RESORTS INCORPORATED,
          AN ARIZONA CORPORATION WHOSE PRINCIPAL BUSINESS IS DEVELOPING, SELLING AND FINANCING VACATION OWNERSHIP INTERESTS AND OPERATING RESORT HOTELS 2111 E. HIGHLAND, SUITE 210
          PHOENIX, ARIZONA 85016

Number of Shares Beneficially Owned by Each Reporting Person With:

      7. Sole Voting Power: 8,000,000 SHARES (36.8%)

      8. Shared Voting Power:

      9. Sole Dispositive Power: 8,000,000 SHARES (36.8%)

     10. Shared Dispositive Power:

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 SHARES

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares* [X] 80,598 shares of the issuer are held by the Employee Stock Ownership Plan of the person filing this report, the beneficial ownership of which are hereby disclaimed.

     13. Percent of Class Represented by Amount in Row (11)
         36.8%

     14. Type of Reporting Person (See Instructions)
         CO

* (See Instructions)

ITEM 1. SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities is set forth below:

COMMON STOCK, NO PAR VALUE
GREENS WORLDWIDE INCORPORATED
2111 E. HIGHLAND, SUITE 210, PHOENIX, AZ 85016

ITEM 2. IDENTITY AND BACKGROUND

See Items 5 and 6 of cover page regarding this information for the person filing this statement. For information relating to each executive officer and director of the person filing this statement, see below:

     (a)  With respect to each executive officer and director, the name is:
           (1) Joseph P. Martori, Sr.
           (2) Nancy J. Stone
           (3) Edward S. Zielinski
           (4) Margaret M. Eardley
           (5) Joseph P. Martori, II
           (6) Donald D. Denton, Jr.
           (7) Steven R. Chanen
           (8) Patrick I. McGroder III
           (9) James W. Myers
          (10) Steven A. White

     (b) With respect to each executive officer and director, the business address is:
          2111 E. Highland, Suite 210, Phoenix, Arizona 85016

     (c) With respect to each executive officer and director, the principal occupation is:

           (1) Chairman and Chief Executive Officer
           (2) President and Chief Operating Officer
           (3) Executive Vice President and President of Varsity Clubs of America Incorporated
           (4) Executive Vice President and Chief Financial Officer
           (5) Executive Vice President
           (6) Executive Vice President of Sales
           (7) President, Chanen Construction Company, Inc.
           (8) Partner, Gallagher & Kennedy, P.A.
           (9) President, Myers Management & Capital Group, Inc.
          (10) Chief Executive Officer, The Boston Financial Corp.

     (d) With respect to each executive officer and director, the answer as to whether during the last 5 years such person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, is: NO

     (e) With respect to each executive officer and director, the answer as to whether during the last five years such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, is: NO

     (f) With respect to each executive officer and director, the citizenship is: UNITED STATES OF AMERICA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The person filing this report financed the $1 million purchase price for the 8,000,000 shares of the issuer's Common Stock, by borrowing such amount under a March 19, 1999 Secured Construction Loan Agreement in original principal amount of $2,830,000, Secured Construction Secured Promissory Note of even date in original amount of $2,830,000, as amended by letter agreements dated as of May 7, 1999 and June 11, 1999, and as further amended by Amendment to Loan Documents dated October 31, 2001, pursuant to which the loan amount under the aforementioned documents were amended and increased to $8,030,000, by and between Litchfield, the person filing this report and certain affiliated entities of the person filing this report.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction is to finance the construction of a golf putting facility in Las Vegas, Nevada and for general working capital of the issuer following the issuer's acquisition of all of the assets of the Greens of Las Vegas, Inc. As part of the transaction, the person filing this report has the right to designate four members of the issuer's five member board of directors, and place its chairman and chief executive officer in charge of the issuer, which rights are intended to be exercised within 60 days following the date of this report.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

See Items 7-11 and 13 of the cover page for the aggregate number and percentage of the issuer's Common Stock beneficially owned by the person filing this report.

For the aggregate number and percentage of the issuer's Common Stock beneficially owned by the executive officers and directors of the person filing this report, and the extent to which such persons have sole or shared power to vote or dispose of the shares of such Common Stock, see below:

                                                     SOLE               SHARED               SOLE               SHARED
                                                    VOTING              VOTING              DISPOSE            DISPOSE
NAME                          # SHARES              POWER                POWER               POWER              POWER
----                          --------              -----                -----               -----              -----
Joseph P. Martori, Sr.(1)     583,462 (2.7%)      148,686 (.7%)       373,712 (1.7%)      148,686 (.7%)      373,712 (1.7%)
Nancy J. Stone(2)              84,496 (.4%)        82,771 (.4%)            -0-             82,771 (.4%)           -0-
Edward S. Zielinski(3)         27,008 (.1%)        26,922 (.1%)            -0-             26,922 (.1%)           -0-
Margaret M. Eardley                -0-                 -0-                 -0-                 -0-                -0-
Joseph P. Martori, II          27,963 (.1%)        27,963 (.1%)            -0-             27,963 (.1%)           -0-
Donald D. Denton, Jr.           3,451 (-)           3,451 (-)              -0-              3,451 (-)             -0-
Steven R. Chanen                   -0-                 -0-                 -0-                 -0-                -0-
Patrick I. McGroder III(4)    344,963 (1.6%)      344,963 (1.6%)           -0-            344,963 (1.6%)          -0-
James W. Myers                  4,142 (-)           4,142 (-)              -0-              4,142 (-)             -0-
Steven A. White               374,182 (1.7%)      374,182 (1.7%)           -0-            374,182 (1.7%)          -0-

----------
(1) 373,712 shares are held by Martori Enterprises Incorporated, a company in which Mr. Martori is a director and owner of 40% of the voting capital stock, 61,064 shares are owned by Mr. Martori's spouse and 148,686 are held by Mr. Martori individually.

(2) 1,725 shares are held by Ms. Stone's spouse and 82,771 shares are held by Ms. Stone personally.

(3) 172 shares are held by Mr. Zielinski as custodian for his son and 86 shares are held by Mr. Zielinski's spouse.

(4) 28,479 shares are held in various trusts for family members, 316,484 shares are held by Mr. McGroder individually, 313,712 of which were acquired on 7/15/02 from Joseph P. Martori, Sr. at a purchase price of $0.08 per share.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The contracts, arrangements, understandings or relationships (legal or otherwise) among the person filing this report and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, consist of the following:

The Memorandum of Understanding dated July 1, 2002 among The Greens of Las Vegas, Inc., the issuer, the person filing this report and Eddie Heinen, a principal of The Greens of Las Vegas, Inc., which Memorandum, among other things, describes (a) the rights of the person filing this report to designate board members and management described in Item 4 above and (b) the option of Eddie Heinen to purchase 1,000,000 of the shares of the issuer's Common Stock acquired by the person filing this report at an initial exercise price of $.125 per share, which price increases at the rate of 10% per annum until Mr. Heinen pays cash to exercise the option.

The Stock Pledge Agreement dated October 31, 2001 between the person filing this report and Litchfield Financial Corporation, which Agreement, among other things sets forth certain terms of the loan described in Item 3 above and the terms of pledge applicable to the issuer's shares of Common Stock beneficially owned by the person filing this report.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(1) The Memorandum of Understanding dated July 1, 2002 among The Greens of Las Vegas, Inc., the issuer, the person filing this report and Eddie Heinen, a principal of The Greens of Las Vegas, Inc., which Memorandum, among other things, describes the rights of the person filing this report to designate board members and management described in Item 4 above.

(2) The Amendment to Loan Documents dated October 31, 2001, pursuant to which the loan documents referred to in Item 3 above were amended and increased to reflect an aggregate principal amount equal to $8,030,000, by and between Litchfield, the person filing this report and certain affiliated entities of the person filing this report.

(3) The Stock Pledge Agreement dated October 31, 2001 between the person filing this report and Litchfield Financial Corporation, which Agreement, among other things sets forth certain terms of the pledge applicable to the issuer's shares of Common Stock beneficially owned by the person filing this report.

Which constitute all material agreements relating to (a) the borrowing of funds to finance the acquisition as disclosed in Item 3, (b) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4 and (c) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20,2002

Filer: ILX Resorts, Incorporated

Signature: /s/ Joseph P. Martori, Sr.

Name/Title: Joseph P. Martori, Sr., Chairman and Chief Executive Officer


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)